Exhibit 99.1

For immediate release

Bell acquires 2500 MHz spectrum to further accelerate mobile broadband

  3rd spectrum acquisition in 18 months as Bell delivers the world’s best wireless networks to Canadian consumers and businesses
  Bell investing $20 billion in capital by the end of 2020 to propel Canada’s digital economy

MONTRÉAL, May 12, 2015 – Bell today announced it has acquired additional 2500 MHz wireless spectrum as part of Industry Canada’s most recent auction, supplementing existing holdings of these important airwaves to enable further expansion of advanced mobile data networks and services to more Canadians.

By acquiring the additional 243M MHz per population (MHz-POP) for $29 million, or $0.12 per -MHz-POP, Bell has increased its total 2500 MHz spectrum holdings nationwide to 1,731M MHz POP for a blended cost of $0.10 per-MHz-POP.

Like previously acquired 700 MHz and AWS-3 spectrum, 2500 MHz airwaves support Bell’s ongoing roll out of 4G LTE (Fourth Generation Long Term Evolution) mobile services to Canadian consumers and businesses in urban and rural markets across the country. Bell’s 4G LTE network currently reaches 91% of Canadians and will reach 98% by the end of 2015.

“Bell is investing in the digital infrastructure necessary to deliver the world’s best wireless broadband services to cities, small towns and rural communities across Canada,” said Blaik Kirby, President of Bell Mobility. “This latest spectrum acquisition is another example of how Bell is propelling Canada’s digital economy with the best network technologies and innovative data services like mobile TV and mobile banking.”

Bell will use the additional 2500 MHz spectrum to further support the company’s 4G LTE services in eastern and western Ontario, Québec, Atlantic Canada, Alberta, British Columbia and the Territories.

Bell accelerating wireless in Canada

Bell's ongoing strategic transformation is built on industry-leading investment in communications growth services, including wireless, Internet, TV and media. Since 2006, Bell has invested approximately $7 billion to acquire new mobile 4G spectrum and build advanced wireless networks in every region of Canada.

On April 30, 2015, Bell announced it will keep its momentum rolling forward with plans to invest $20 billion in capital from 2015 to the end of 2020 to expand both its broadband 4G LTE mobile network and broadband fibre networks supporting next-generation Fibe TV and Internet services. Bell invests more in Canadian communications infrastructure and service innovation than any other communications provider, ensuring Canada remains competitive at a global level in next-generation broadband communications.

About Bell

Bell is Canada's largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home, and digital media. Bell is wholly owned by Montréal's BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara's Big Ride for Bell Let's Talk and Bell Let's Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jacqueline Michelis
613 785-1427
jacqueline.michelis@bell.ca
@Bell_News

Investor inquiries:

Thane Fotopoulos
514 870-4619
thane.fotopoulas@bell.ca